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                              April 19, 2021

       James Huang
       Chief Executive Officer
       Orion Biotech Opportunities Corp.
       840 Research Parkway, STE
       Oklahoma City, OK 73104

                                                        Re: Orion Biotech
Opportunities Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 12,
2021
                                                            File No. 333-253548

       Dear Mr. Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed April 12,
2021

       Exhibit 23.1, page II-3

   1. Although the consent of your independent registered public accounting firm references their report dated
February 23, 2021, the auditor's report on page F-2 is dated March 31,
                                                        2021. We also note that
the date of the consent was not updated. Please obtain and file an updated consent that
references the correct report date and the appropriate date the consent was signed.
 James Huang
FirstName   LastNameJames
Orion Biotech   OpportunitiesHuang
                              Corp.
Comapany
April       NameOrion Biotech Opportunities Corp.
       19, 2021
April 219, 2021 Page 2
Page
FirstName LastName
        You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew
Blume, Accounting Branch Chief, at 202-551-3524 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at
202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:      Christian O. Nagler